Exhibit 99.1

HANWHA Q CELLS ANNOUNCES SHAREHOLDER RESOLUTION ADOPTED AT EGM

SEOUL, SOUTH KOREA – April 6, 2015 – Hanwha Q CELLS Co., Ltd. (the “Company” or “Hanwha Q CELLS”) (NASDAQ: HQCL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, announced that its shareholders adopted the following resolution at its extraordinary general meeting of shareholders held in Seoul, South Korea.

•	It was resolved as a special resolution that an amendment to the Second Amended and Restated Articles of Association (as amended and restated as of February 6, 2015, the “AOA”) pursuant to which the definition of “ADS” in Clause 1 of the AOA, which immediately before such amendment was ““ADS” means an American Depositary Share, each representing five Ordinary Shares.,” shall be replaced by ““ADS” means an American Depositary Share,” be approved.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world’s most recognized photovoltaic manufacturers, Hanwha SolarOne Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production footprint including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is flexibly positioned to address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its respected “Engineered in Germany” technology, innovation, and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications, and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa, and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government, and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE® Global 500 firm, and a top-ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-solarone.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

For further information, please contact:

Hanwha Q CELLS:

Paul Combs

V.P. of Investor Relations

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.